

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2021

Daniel J. Hennessy
Chairman and Chief Executive Officer
Hennessy Capital Investment Corp. VI
3415 N. Pines Way, Suite 204
Wilson, Wyoming 83014

      Re: Hennessy Capital Investment Corp. VI
           Registration Statement on Form S-1
           Filed March 10, 2021
           File No. 333- 254062

Dear Mr. Hennessy:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed March 10, 2021

Signatures, page II-8

1.   Below the second paragraph, please have a majority of the board of directors sign the registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Daniel J. Hennessy
Hennessy Capital Investment Corp. VI
March 19, 2021
Page 2

       You may contact Heather Clark, Staff Accountant, at 202-551-3624 or Martin James, Senior Advisor, at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Jay Ingram, Legal Branch Chief, at 202-551-3397 with any other questions.

                                      Sincerely,

                                      Division of Corporation Finance
                                      Office of Manufacturing

cc: Michael P. Heinz